Exhibit 99.1

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.. Amended 01/01/11

Name of Entity:	Alterity Therapeutics Limited (ASX:ATH)
ABN:	37 080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Mr. Brian Meltzer
Date of Last Notice:	20 September 2024

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	30 December 2024

No. of securities held prior to change		Shares	Options
	Direct	7,142,857	9,380,952
	Indirect	326,666	-
	Total	7,469,523	9,380,952

Class	Unlisted Options
Number acquired
		Shares	Options
	Direct	-	30,000,000
	Indirect	-	-
	Total	-	30,000,000

Number disposed
		Shares	Options
	Direct	-	-
	Indirect	-	-
	Total	-	-

+ See chapter 19 for defined terms.
11/3/2002	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	n/a
No. of securities held after change
		Shares	Options
	Direct	7,142,857	39,380,952
	Indirect	326,666	-
	Total	7,469,523	39,380,952
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Incentive options under ESOP

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

Part 3 - +Closed Period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided on what date was this provided?	N/A

+ See chapter 19 for defined terms.
Appendix 3Y Page 2	01/01/2011

Confidential

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001. Amended 01/01/11

Name of Entity:	Alterity Thesrapeutics Limited (ASX:ATH)
ABN:	37 080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Mr. Peter Marks
Date of Last Notice:	20 September 2024

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	30 December 2024
No. of securities held prior to change
		Shares	Options
	Direct	-	7,000,000
	Indirect	7,185,968	2,380,952
	Total	7,185,968	9,380,952
Class	Unlisted Options
Number acquired
		Shares	Options
	Direct	-	30,000,000
	Indirect	-	-
	Total	-	30,000,000
Number disposed
		Shares	Options
	Direct	-	-
	Indirect	-	-
	Total	-	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	n/a

+ See chapter 19 for defined terms.
01/01/2011	Appendix 3Y Page 1

Confidential

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change
		Shares	Options
	Direct	-	37,000,000
	Indirect	7,185,968	2,380,952
	Total	7,185,968	39,380,952
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Incentive options under ESOP

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

Part 3 - +Closed Period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided on what date was this provided?	N/A

+ See chapter 19 for defined terms.
Appendix 3Y Page 2	01/01/2011

Confidential

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001. Amended 01/01/11

Name of Entity:	Alterity Therapeutics Limited (ASX:ATH)
ABM:	37 080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Mr. Lawrence Gozlan
Date of Last Notice:	15 December 2022

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	30 December 2024
No. of securities held prior to change
		Shares	Options
	Direct	-	7,000,000
	Indirect	-	-
	Total	-	7,000,000
Class	Unlisted Options
Number acquired
		Shares	Options
	Direct	-	50,000,000
	Indirect	-	-
	Total	-	50,000,000

Number disposed
		Shares	Options
	Direct	-	-
	Indirect	-	-
	Total	-	-

+ See chapter 19 for defined terms.
01/01/2011	Appendix 3Y Page 1

Confidential

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	n/a
No. of securities held after change
		Shares	Options
	Direct	-	57,000,000
	Indirect	-	-
	Total	-	57,000,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Incentive options under ESOP

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

Part 3 - +Closed Period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided on what date was this provided?	N/A

+ See chapter 19 for defined terms.
Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.. Amended 01/01/11

Name of Entity:	Alterity Therapeutics Limited (ASX:ATH)
ABN:	37 080 699 065

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Mr. Geoffrey Kempler
Date of Last Notice:	15 December 2022

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director related entity
Date of change	30 December 2024
No. of securities held prior to change
		Shares	Options
	Direct	30,000	14,000,000
	Indirect	17,981,000	-
	Total	18,011,000	14,000,000
Class	Unlisted Options
Number acquired
		Shares	Options
	Direct	-	60,000,000
	Indirect	-	-
	Total	-	-
Number disposed
		Shares	Options
	Direct	-	-
	Indirect	-	-
	Total	-	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	n/a

+ See chapter 19 for defined terms.
11/3/2002	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change
		Shares	Options
	Direct	30,000	74,000,000
	Indirect	17,981,000	-
	Total	18,011,000	74,000,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Incentive options under ESOP

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

Part 3 - +Closed Period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided on what date was this provided?	N/A

+ See chapter 19 for defined terms.
Appendix 3Y Page 2	01/01/2011